As filed with the Securities and Exchange Commission on January 24, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Evergreen Utilities and High Income Fund
(Name of Subject Company (Issuer))

Evergreen Utilities and High Income Fund
(Name of Filing Persons (Offeror and Issuer))

Common Shares, No Par Value
(Title of Class of Securities)

30034Q 10 9
(CUSIP Number of Class of Securities)

Michael H. Koonce, Esquire
200 Berkeley Street
Boston, Massachusetts 02116-5034
(617) 210-3663

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Timothy W. Diggins
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$11,291,910.40(a)	$1,329.06(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 468,544 shares in the offer, based upon the net asset value per share of $24.10 at December 12, 2005.

(b) Calculated as the Transaction Valuation multiplied by .00011770.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,329.06
Form or Registration No.:	Schedule TO
Filing Party:	Evergreen Utilities and High Income Fund
Date Filed:	December 19, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on December 19, 2005 by Evergreen Utilities and High Income Fund, a statutory trust organized under the laws of the state of Delaware (the “Fund”). The Schedule TO relates to an offer by the Fund to purchase for cash (the “Offer”) up to 5% or 468,544 of the Fund’s issued and outstanding common shares, no par value (the “Shares”). This Amendment No. 2 amends such Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to add the following information in accordance with Rule 13e-4(c)(4) of the Exchange Act and General Instruction H of Schedule TO.

The Offer expired at 5:00 p.m. EST on January 20, 2006. Pursuant to the Offer, 3,683,582 Shares were properly tendered and not withdrawn, and 468,544 of the tendered Shares were accepted by the Fund on January 24, 2006 for purchase at the price of $22.59 per share, which is equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on January 23, 2006. Payment of the Shares purchased will be made on January 25, 2006. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $10,584,408.96.

Reference is hereby made to the press release issued by the Fund on January 20, 2006, a copy of which was previously filed with the Securities and Exchange Commission in Amendment No. 1 to the Schedule TO on January 20, 2006 and is incorporated herein by reference, and to the press release issued by the Fund on January 24, 2006, a copy of which is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.

Item 12. Exhibits.

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO:

(a)(5)(iv)	Press release issued on January 24, 2006.

NOTICE

A copy of the Certificate of Trust of Evergreen Utilities and High Income Fund (the “Trust”), together with all amendments thereto, is on file with the Secretary of State of The State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trust by trustees and officers of the Trust as officers and trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the officers or trustees of the Trust or shareholders individually but are binding only upon the assets and property of the Trust or the relevant series.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERGREEN UTILITIES AND HIGH INCOME FUND

/s/ Michael H. Koonce Name: Michael H. Koonce Title: Secretary

Dated: January 24, 2006

EXHIBIT INDEX

Exhibit

(a)(5)(iv)	Press release issued on January 24, 2006.